Exhibit 99.1

QIWI Announces Third Quarter 2022 Financial Results

NICOSIA, CYPRUS – November 18, 2022 – QIWI plc (NASDAQ and MOEX: QIWI) (“QIWI” or the “Company”), a leading provider of cutting-edge payment and financial services in Russia and the CIS, today announced its financial results for the third quarter ended September 30, 2022.

3Q 2022 key operating and financial highlights1 2

		3Q 2021	3Q 2022		9M 2021	9M 2022		3Q 2022	9M 2022
		RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million(1)	USD million(1)
	Revenue	11,746	12,955	10.3%	31,793	36,687	15.4%	225.6	639.0
	Total Net Revenue	6,419	8,725	35.9%	17,629	25,238	43.2%	152.0	439.6
	Adjusted EBITDA	3,834	5,620	46.6%	10,504	16,279	55.0%	97.9	283.5
Consolidated Group results	Adjusted EBITDA margin	59.7%	64.4%	4.7 p.p.	59.6%	64.5%	4.9 p.p.	64.4%	64.5%
	Profit for the period	8,836	4,619	(47.7)%	13,423	9,686	(27.8)%	80.5	168.7
	Adjusted Net profit	2,705	4,690	73.4%	7,470	9,980	33.6%	81.6	173.8
	Adjusted Net profit margin	42.1%	53.8%	11.6 p.p.	42.4%	39.5%	(2.8 p.p. )	53.7%	39.5%
	PS Net Revenue	5,855	7,574	29.4%	16,295	22,541	38.3%	131.9	392.6
	PS Payment Net Revenue	4,856	6,029	24.2%	13,857	17,728	27.9%	105.0	308.8
	PS Payment Volume, billion	490	499	1.8%	1,332	1,355	1.7%	8.7	23.6
Payment Services (PS)	PS Payment Net Revenue Yield	0.99%	1.21%	0.2 p.p.	1.04%	1.31%	0.3 p.p.	1.21%	1.31%
	PS Other Net Revenue	999	1,545	54.7%	2,438	4,813	97.4%	26.9	83.8
	Adjusted Net profit	3,231	4,004	23.9%	8,753	12,605	44.0%	69.7	219.5
	Adjusted Net profit margin	55.2%	52.9%	(2.3 p.p. )	53.7%	55.9%	2.2 p.p.	52.9%	55.9%

(1)	Throughout this release dollar translation is calculated using a rouble to U.S. dollar exchange rate of RUB 57.413 to U.S. $1.00, which was the official exchange rate quoted by the Central Bank of the Russian Federation as of September 30, 2022.

Key events after the reported period

QIWI is in the process of acquiring a controlling stake in a digital advertising group with operations in the EMEA3 region. The transaction is expected to amount to less than 10% of the Company’s own available cash. The transaction is subject to antitrust clearance and is expected to close at the end of 4Q 2022.

3Q 2022 results

Net Revenue breakdown by segments

	3Q 2021	3Q 2022		9M 2021	9M 2022		3Q 2022	9M 2022
	RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million	USD million
Total Net Revenue	6,419	8,725	35.9%	17,629	25,238	43.2%	152.0	439.6
Payment Services (PS)	5,855	7,574	29.4%	16,295	22,541	38.3%	131.9	392.6
PS Payment Net Revenue	4,856	6,029	24.2%	13,857	17,728	27.9%	105.0	308.8
PS Other Net Revenue	999	1,545	54.7%	2,438	4,813	97.4%	26.9	83.8
Corporate and Other	564	1,151	104.1%	1,334	2,697	102.2%	20.0	47.0

Total Net Revenue increased by 35.9% YoY to RUB 8,725 million ($152.0 million) driven by strong performance of both Payment Services (PS) and Corporate and Other (CO) segments.

PS Net Revenue increased by 29.4% YoY to RUB 7,574 million driven by a combination of higher PS Payment Net Revenue and PS Other Net Revenue.

1 Total Net Revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted Net profit, and adjusted Net profit margin in this release are “non-IFRS financial measures”. Please see the section “Non-IFRS Financial Measures and Supplemental Financial Information” for more details as well as a reconciliation to IFRS reported numbers at the end of this release.

2 Throughout this release calculations of totals, subtotals and/or percentage change may have small variations due to rounding of decimals.

3 Europe, the Middle East and Africa.

PS Payment Net Revenue was 24.2% higher YoY and amounted to RUB 6,029 million ($105.0 million) resulting from a 22 bps improvement in PS Payment Net Revenue Yield by underpinned by PS Payment volume increase of 2.0%.

PS Payment Volume reached RUB 499.1 billion mainly resulting from the growth of operations via our Contact Money remittances payment system, onboarding of new merchants and aggregators, an increase of payment volume using QIWI Wallet for numerous types of services, and growing payment volume from our product offering for self-employed and peer-to-peer operations.

PS Payment Net Revenue Yield improved from 0.99% to 1.21% due to (i) terminated low-margin TSUPIS operations, (ii) lower third-party processing commissions for payment operations, (iii) improved economics of payouts on the taxi market after the acquisition of Taxiaggregator SaaS platform, and (iv) increased share of operations with higher commissions on currency conversion.

PS Other Net Revenue also increased by 54.7% YoY to RUB 1,545 million mainly due to (i) higher interest income driven by a combination of higher outstanding cash balances and favorable Central Bank base rate, and (ii) increased net revenue derived from cash and settlement services and related currency conversion income.

CO Net Revenue increased by 104.1% YoY to RUB 1,151 million driven by the growth of ROWI digital factoring and online bank guarantees portfolios, and interest income from investments in debt securities (high-quality corporate and government bonds).

Corporate and Other (CO) Net Revenue breakdown

	3Q 2021	3Q 2022		9M 2021	9M 2022		3Q 2022	9M 2022
	RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million	USD million
CO Net Revenue	564	1,151	104.1%	1,334	2,697	102.2%	20.0	47.0
ROWI	295	696	135.6%	670	1,775	164.8%	12.1	30.9
Flocktory	152	181	19.0%	412	466	13.0%	3.2	8.1
Tochka	126	-	(100.0)%	282	106	(62.5)%	-	1.8
Corporate and Other projects	(10)	273	2750.4%	(30)	351	1268.0%	4.8	6.1

CO Net Revenue increased by 104.1% YoY to RUB 1,151 million ($20.0 million) driven by:

•	ROWI Net Revenue growth by 135.6% YoY to RUB 696 million ($12.1 million) on further expansion of bank guarantees and factoring portfolios and gross yield appreciation:

o	As of September 30, 2022, the bank guarantees portfolio reached RUB 71.0 billion - an increase of 128% YoY. In 3Q 2022, the average amount of an issued guarantee amounted to RUB 1.1 million.

o	As of September 30, 2022, the factoring portfolio was RUB 11.1 billion or 60% higher YoY. In 3Q 2022, following further expansion of the business, the number of active clients increased by 17% YoY to 695.

o	As of September 30, 2022, the portfolio of online loans for government contracts execution was RUB 2.2 billion.

o	In 3Q 2022, the share of ROWI Net Revenue in Total Net Revenue reached 8.0% growing 3.4 ppts YoY.

~~•~~	Flocktory Net Revenue increased by 19.0% YoY to RUB 181 million ($3.2 million) due to an overall increase of the number of clients and traffic-providers, compound with growth of the average check.

•	Tochka project was closed after the disposal of our stake in the JSC Tochka associate. We continue our collaboration with Tochka on an arm-length basis and provide a bundle of cash settlement services accounted for within PS Other Net Revenue.

•	Corporate and Other projects Net Revenue in 3Q 2022 amounted to RUB 273 million compared to RUB 10 million of loss in 3Q 2021 driven by interest income from (i) investments into debt securities (high-quality corporate and government bonds) and (ii) interest income for provided credits.

Operating expenses and other non-operating income and expenses

	3Q 2021	3Q 2022		9M 2021	9M 2022		3Q 2022	9M 2022
	RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million	USD million
Operating expenses	(2,874)	(3,363)	17.0%	(8,005)	(9,876)	23.4%	(58.6)	(172.0)
% of Net Revenue	(44.8)%	(38.5)%	6.2 p.p.	(45.4)%	(39.1)%	6.3 p.p.
Selling, general and administrative expenses	(986)	(959)	(2.7)%	(2,147)	(2,503)	16.6%	(16.7)	(43.6)
% of Net Revenue	(15.4)%	(11.0)%	4.4 p.p.	(12.2)%	(9.9)%	2.3 p.p.
Personnel expenses	(1,496)	(1,987)	32.8%	(4,726)	(5,662)	19.8%	(34.6)	(98.6)
% of Net Revenue	(23.3)%	(22.8)%	0.5 p.p.	(26.8)%	(22.4)%	4.4 p.p.
Depreciation, amortization & impairment	(289)	(258)	(10.7)%	(872)	(858)	(1.6)%	(4.5)	(14.9)
% of Net Revenue	(4.5)%	(3.0)%	1.5 p.p.	(4.9)%	(3.4)%	1.5 p.p.
Credit loss (expense)	(103)	(159)	54.4%	(260)	(853)	228.1%	(2.8)	(14.9)
% of Net Revenue	(1.6)%	(1.8)%	(0.2 p.p. )	(1.5)%	(3.4)%	(1.9 p.p. )
Other non-operating income and expenses excluding gain on disposal of an associate	36	582	1516.7%	200	(2,117)	(1158.5)%	10.1	(36.9)
% of Net Revenue	0.6%	6.7%	6.1 p.p.	1.1%	(8.4)%	(9.5 p.p. )
Share of gain of an associate and a joint venture	-	-		306	-	(100.0)%	-	-
% of Net Revenue	0.0%	0.0%	0.0 p.p.	1.7%	0.0%	(1.7 p.p. )
Foreign exchange gain/(loss), net	3	555	18400.0%	(39)	(2,255)	5682.1%	9.7	(39.3)
% of Net Revenue	0.0%	6.4%	6.3 p.p.	(0.2)%	(8.9)%	(8.7 p.p. )
Interest income and expenses, net	2	(7)	(450.0)%	(25)	65	360.0%	(0.1)	1.1
% of Net Revenue	0.0%	(0.1)%	(0.1 p.p. )	(0.1)%	0.3%	0.4 p.p.
Other income and expenses, net	31	34	(9.7)%	(42)	73	273.8%	0.6	1.3
% of Net Revenue	0.5%	0.4%	(0.1 p.p. )	(0.2)%	0.3%	0.5 p.p.
Gain on disposal of an associate	6,213	-	(100.0)%	6,213	-	(100.0)%	-	-
% of Net Revenue	96.8%	0.0%		35.2%	0.0%

Operating expenses increased by 17.0% YoY to RUB 3,363 million ($ 58.6 million) that is however as a result of Total Net Revenue growth by 35.9% forms a decrease by 6.2 ppts to 38.5% as a percentage of Total Net Revenue demonstrating the positive operating leverage effect.

Selling, general and administrative (SG&A) expenses marginally decreased by 2.7% YoY to RUB 959 million ($ 16.7 million) and by 4.4 ppts YoY to 11.0% as a percentage of Total Net Revenue driven by the positive operating leverage effect.

Personnel expenses increased by 32.8% to RUB 1,987 million ($ 34.6 million) driven by hiring of new staff for development of new products and strong financial performance resulting in higher accruals for bonuses to employee. At the same time, personnel expenses as a percentage of Total Net Revenue decreased by 0.5 ppts YoY to 22.8% resulting from the positive operating leverage effect.

Credit loss stood at RUB 159 million ($ 2.8 million) or 1.8% as a percentage of Total Net Revenue predominantly as a result of further growth of the ROWI’s bank guarantees and factoring portfolios.

Other non-operating income (net) amounted to RUB 582 million ($ 10.1 million) compared to RUB 36 million last year primarily due to the foreign exchange gain resulting from the appreciation of the Russian Rouble versus USD and Euro in 3Q 2022.

Income tax expense

Income tax expense increased by 38.3% YoY to RUB 1,325 million ($23.1 million) in line with Total Net Revenue dynamics. The effective tax rate was 22.3%, an increase by 12.5 ppts YoY due to the absence of the one-off non-taxable gain on sale of an associate that occurred in 3Q 2021.

Profitability results

	3Q 2021	3Q 2022		9M 2021	9M 2022		3Q 2022	9M 2022
	RUB million	RUB million	YoY	RUB million	RUB million	YoY	USD million	USD million
Adjusted EBITDA	3,834	5,620	46.6%	10,504	16,279	55.0%	97.9	283.5
Adjusted EBITDA margin, %	59.7%	64.4%	4.7 p.p.	59.6%	64.5%	4.9 p.p.	64.4%	64.5%
Adjusted Net Profit	2,705	4,690	73.4%	7,470	9,980	33.6%	81.6	173.8
Adjusted Net Profit margin, %	42.1%	53.8%	11.6 p.p.	42.4%	39.5%	(2.8 p.p. )	53.8%	39.5%
Payment Services	3,231	4,004	23.9%	8,753	12,605	44.0%	69.7	219.5
PS Net Profit margin, %	55.2%	52.9%	(2.3 p.p. )	53.7%	55.9%	2.2 p.p.	52.9%	55.9%
Corporate and Other (CO)	(526)	686	230.4%	(1,283)	(2,625)	(104.6)%	11.9	(45.7)
Tochka	5	-	(100.0)%	328	(15)	(104.5)%	-	(0.3)
ROWI	122	303	147.6%	156	675	332.3%	5.3	11.8
Flocktory	(6)	63	1094.0%	(109)	36	133.0%	1.1	0.6
Corporate and Other projects	(647)	320	149.5%	(1,658)	(3,321)	(100.3)%	5.6	(57.8)

Adjusted EBITDA increased by 46.6% YoY to RUB 5,620 million ($97.9 million) mainly due to the Total Net Revenue growth by 35.9%. As a result of the positive operating leverage effect Adjusted EBITDA margin improved by 4.7 ppts YoY to 64.4%.

Adjusted Net Profit increased by 73.4% YoY to RUB 4,690 million ($81.6 million). Adjusted Net Profit margin increased by 11.6 ppts YoY to 53.8% driven by the foreign exchange gain partially offset by the higher income tax expense.

Payment Services Net Profit increased by 23.9% YoY to RUB 4,004 million ($69.7 million) as a result of PS Net Revenue growth by 29.4% YoY while PS Net Profit margin reduced by 2.3 p.p. YoY mainly due to increase of personnel expenses (describe earlier).

CO Net Profit amounted to RUB 686 million ($11.9 million) driven primarily by the following factors:

•	Corporate and Other projects Net Profit amounted to RUB 320 million primarily resulting from the foreign exchange gain.

•	ROWI Net Profit increased to RUB 303 million compared to RUB 122 million in the previous year mainly as a result of its Net Revenue growth by 135.6% YoY.

•	Flocktory Net Profit was RUB 63 million compared to RUB 6 million of loss in the previous year driven by the higher Net Revenue by 19.0% YoY and the rigorous cost control.

Guidance

Due to the persisting level of uncertainty and market volatility, we have decided to extend our abstaining from providing guidance on both short- and medium-term perspective. We will update our guidance on expectations if and when more information becomes available.

We encourage investors to review our 2021 Annual Report on Form 20-F in the Caption “Risk Factors” and other reports QIWI files with the U.S. Securities and Exchange Commission for more details on risks.

Dividends and buyback program

Due to the lingering stock market infrastructure issues resulting from the introduction of European sanctions against the Russian National Settlement Depositary, the Company does not see the opportunity to organise the distribution of dividends or repurchase shares with the equal treatment of all existing shareholders. Respectively the Board decided to keep the distribution of dividends under review until changes of the sanction regime in respect of the Russian National Settlement Depositary and has not approved the commencement of the buyback program.

The full impact of sanctions on the Russian economy and other markets where we operate remains unclear and requires caution for the benefit of all shareholders and the Company.

Earnings Conference Call and Audio Webcast

Given the persisting level of uncertainty and market volatility, there will be no conference call or webcast to discuss the results. We welcome all our stakeholders to send any questions related to our business using the contact details available on our investor’s website. We remain available for individual incoming call requests.

About QIWI plc.

QIWI is a leading provider of cutting-edge payment and financial services in Russia and the CIS. We stand at the forefront of fintech innovations to facilitate and secure the digitalization of payments. Our mission is to connect our clients providing unique financial and technological solutions to make the impossible accessible and simple. We offer a wide range of products under several directions: QIWI payment and financial services ecosystem for merchants and B2C clients across digital use-cases, ROWI digital structured financial products for SME, and several other projects.

For the FY 2021 QIWI had revenue of RUB 41.1 billion and an Adjusted EBITDA of RUB 13.2 billion. QIWI's American depositary shares are traded on the NASDAQ and Moscow Exchange (ticker: QIWI).

For more information, visit investor.qiwi.com.

Contact

Investor Relations

+357.25028091

ir@qiwi.com

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of, and subject to the protection of, the Private Securities Litigation Reform Act of 1995, including, without limitation, statements regarding expected total net revenue, adjusted net profit and net revenue yield, dividend payments, payment volume growth, growth of physical and virtual distribution channels, trends in each of our market verticals and statements regarding the development of our ROWI and Flocktory businesses, the impact of recent sanctions targeting Russia, the impact of such sanctions on our results of operations, potential further changes in the regulatory regime, and others. Such forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause the actual results, performance or achievements of QIWI to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Various factors that could cause actual future results and other future events to differ materially from those estimated by management include, but are not limited to, the macroeconomic conditions of the Russian Federation and in each of the international markets in which we operate, growth in each of our market verticals, competition, the introduction of new products and services and their acceptance by consumers, QIWI’s ability to estimate the market risk and capital risk associated with new projects, a decline in net revenue yield, regulation, QIWI’s ability to grow physical and virtual distribution channels, cyberattacks and security vulnerabilities in QIWI’s products and services, QIWI’s ability to expand geographically, the risk that new projects will not perform in accordance with its expectations and other risks identified under the Caption “Risk Factors” in QIWI’s Annual Report on Form 20-F and in other reports QIWI files with the U.S. Securities and Exchange Commission. QIWI undertakes no obligation to revise any forward-looking statements or to report future events that may affect such forward-looking statements unless QIWI is required to do so by law.

QIWI plc.

Consolidated Statement of Financial Position

(in millions)

	As of December 31,	As of September 30,	As of September 30,
	2021	2022 (unaudited)	2022 (unaudited)
	RUB	RUB	USD
Assets
Non-current assets
Property and equipment	1,417	1,149	20.0
Goodwill and other intangible assets	10,501	11,174	194.6
Long-term debt securities	1,111	2,750	47.9
Investments in associate	-	327	5.7
Long-term loans issued	267	155	2.7
Other non-current assets	812	217	3.8
Deferred tax assets	237	234	4.1
Total non-current assets	14,345	16,006	278.8
Current assets
Trade and other receivables	11,576	10,094	175.8
Short-term loans issued	11,270	13,690	238.4
Short-term debt securities	11,976	12,300	214.2
Prepaid income tax	463	277	4.8
Other current assets	1,262	1,111	19.4
Cash and cash equivalents	33,033	40,439	704.4
Total current assets	69,580	77,911	1,357.0
Total assets	83,925	93,917	1,635.8
Equity and liabilities
Equity attributable to equity holders of the parent
Share capital	1	1	0.02
Additional paid-in capital	1,876	1,876	32.7
Share premium	12,068	12,068	210.2
Other reserves	2,376	2,450	42.7
Retained earnings	26,822	36,084	628.5
Translation reserve	542	457	8.0
Total equity attributable to equity holders of the parent	43,685	52,936	922.0
Non-controlling interests	155	478	8.3
Total equity	43,840	53,414	930.3
Non-current liabilities
Long-term debt	4,648	3,943	68.7
Long-term deferred income	717	1,112	19.4
Long-term lease liabilities	334	138	2.4
Other non-current liabilities	80	85	1.5
Deferred tax liabilities	1,376	1,831	31.9
Total non-current liabilities	7,155	7,109	123.8
Current liabilities
Trade and other payables	23,365	20,780	361.9
Customer accounts and amounts due to banks	7,635	10,625	185.1
Short-term debt	86	72	1.3
Short-term lease liabilities	308	263	4.6
VAT and other taxes payable	178	356	6.2
Other current liabilities	1,358	1,298	22.6
Total current liabilities	32,930	33,394	581.6
Total equity and liabilities	83,925	93,917	1,635.8

QIWI plc.

 Consolidated Statement of Comprehensive Income

 (in millions, except per share data)

	Three months ended (unaudited)
	September 30, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	USD
Revenue:	11,746	12,955	225.6
Payment processing fees	9,667	9,663	168.3
Interest revenue calculated using the effective interest rate	962	1,697	29.6
Fees from inactive accounts and unclaimed payments	441	387	6.7
Other revenue	676	1,208	21.0

Operating costs and expenses:	(8,201)	(7,593)	(132.3)
Cost of revenue (exclusive of items shown separately below)	(5,327)	(4,230)	(73.7)
Selling, general and administrative expenses	(986)	(959)	(16.7)
Personnel expenses	(1,496)	(1,987)	(34.6)
Depreciation and amortization	(277)	(258)	(4.5)
Credit loss expense	(103)	(159)	(2.8)
Impairment of non-current assets	(12)	-	-
Profit from operations	3,545	5,362	93.4

Gain on disposal of an associate	6,213	-	-
Foreign exchange gain/(loss), net	3	555	9.7
Interest income and expenses, net	2	(7)	(0.1)
Other income and expenses, net	31	34	0.6
Profit before tax	9,794	5,944	103.5
Income tax expense	(958)	(1,325)	(23.1)
Profit for the period	8,836	4,619	80.5
Attributable to:
Equity holders of the parent	8,787	4,463	77.7
Non-controlling interests	49	156	2.7

Other comprehensive (loss)/income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	10	(177)	(3.1)
Debt securities at fair value through other comprehensive income (FVOCI):
Net gain/(loss) arising during the period, net of tax	(21)	(121)	(2.1)
Net gain recycled to profit or loss upon disposal	(2)	-	-
Total other comprehensive income, net of tax	(13)	(298)	(5.2)
Total comprehensive income, net of tax	8,823	4,321	75.3
Attributable to:
Equity holders of the parent	8,774	4,160	72.5
Non-controlling interests	49	161	2.8

Earnings per share:

Basic, earnings attributable to ordinary equity holders of the parent	140.71	71.17	1.24
Diluted, earnings attributable to ordinary equity holders of the parent	140.71	71.17	1.24

QIWI plc.

 Consolidated Statement of Comprehensive Income

 (in millions, except per share data)

	Nine months ended (unaudited)
	September 30, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	USD
Revenue:	31,793	36,687	639.0
Payment processing fees	26,444	27,450	478.1
Interest revenue calculated using the effective interest rate	2,305	5,078	88.4
Fees from inactive accounts and unclaimed payments	1,295	1,278	22.3
Other revenue	1,749	2,881	50.2

Operating costs and expenses:	(22,169)	(21,325)	(371.4)
Cost of revenue (exclusive of items shown separately below)	(14,164)	(11,449)	(199.4)
Selling, general and administrative expenses	(2,147)	(2,503)	(43.6)
Personnel expenses	(4,726)	(5,662)	(98.6)
Depreciation and amortization	(848)	(822)	(14.3)
Credit loss expense	(260)	(853)	(14.9)
Impairment of non-current assets	(24)	(36)	(0.6)
Profit from operations	9,624	15,362	267.6

Gain on disposal of an associate	6,213	-	-
Share of gain of an associate and a joint venture	306	-	-
Foreign exchange loss, net	(39)	(2,255)	(39.3)
Interest income and expenses, net	(25)	65	1.1
Other income and expenses, net	(42)	73	1.3
Profit before tax	16,037	13,245	230.7
Income tax expense	(2,614)	(3,559)	(62.0)
Profit for the period	13,423	9,686	168.7
Attributable to:
Equity holders of the parent	13,348	9,262	161.3
Non-controlling interests	75	424	7.4

Other comprehensive income
Other comprehensive income to be reclassified to profit or loss in subsequent periods:
Foreign currency translation:
Exchange differences on translation of foreign operations	(14)	(101)	(1.8)
Debt securities at fair value through other comprehensive income (FVOCI):
Net gain/(loss) arising during the period, net of tax	(21)	(11)	(0.2)
Net gain recycled to profit or loss upon disposal	(2)	-	-
Total other comprehensive income/(loss), net of tax	(37)	(112)	(2.0)
Total comprehensive income, net of tax	13,386	9,574	166.8
Attributable to:
Equity holders of the parent	13,311	9,166	159.7
Non-controlling interests	75	408	7.1

Earnings per share:

Basic, earnings attributable to ordinary equity holders of the parent	213.81	147.98	2.58
Diluted, earnings attributable to ordinary equity holders of the parent	213.72	147.98	2.58

QIWI plc.

Consolidated Statement of Cash Flows

(in millions)

	Nine months ended (unaudited)
	September 30, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	USD(1)
Operating activities
Profit before tax	16,037	13,245	230.7
Adjustments to reconcile profit before tax to net cash flows (used in) /generated from operating activities
Depreciation and amortization	848	822	14.3
Foreign exchange loss, net	39	2,255	39.3
Interest income, net	(1,898)	(4,787)	(83.4)
Credit loss expense	260	853	14.9
Share of gain of an associate and a joint venture	(306)	-	-
Gain on disposal of an associate	(6,213)	-	-
Impairment of non-current assets	24	36	0.6
Other	(29)	83	1.4
Net cash flow generated from operating activities before changes in working capital	8,762	12,507	217.8
Changes in operating assets and liabilities:
Decrease/(Increase) in trade and other receivables	2,125	(3,592)	(62.6)
Decrease in other assets	86	103	1.8
(Decrease)/increase in customer accounts and amounts due to banks	(4,163)	4,832	84.2
Decrease in accounts payable and accruals	(10,444)	(5,354)	(93.3)
Increase in other liabilities	1,142	409	7.1
Increase in loans issued from banking operations	(2,418)	(2,561)	(44.6)
Cash (used in)/ generated from operations	(4,910)	6,344	110.5
Interest received	2,579	5,480	95.4
Interest paid	(428)	(399)	(6.9)
Income tax paid	(2,167)	(2,840)	(49.5)
Net cash flow (used in)/generated from operating activities	(4,926)	8,585	149.5
Investing activities
Cash paid as investments in associates	-	(660)	(11.5)
Cash used in business combinations	(10)	(304)	(5.3)
Proceeds from sale of an associate	4,947	4,855	84.6
Purchase of property and equipment	(208)	(173)	(3.0)
Purchase of intangible assets	(122)	(147)	(2.6)
Proceeds from sale of fixed and intangible assets	12	9	0.2
Loans issued	(23)	(7)	(0.1)
Repayment of loans issued	12	34	0.6
Purchase of debt securities	(8,058)	(4,509)	(78.5)
Proceeds from sale and redemption of debt instruments	2,885	2,391	41.6
Dividends received from an associate	532	-	-
Net cash flow generated from investing activities	(33)	1,489	25.9
Financing activities			-
Repayment of debt	(649)	(717)	(12.5)
Payment of principal portion of lease liabilities	(270)	(216)	(3.8)
Dividends paid to owners of the Group	(3,822)	-	-
Dividends paid to non-controlling shareholders	(64)	(124)	(2.2)
Net cash flow used in financing activities	(4,805)	(1,057)	(18.4)
Effect of exchange rate changes on cash and cash equivalents	(140)	(1,611)	(28.1)
Net (decrease)/increase in cash and cash equivalents	(9,904)	7,406	129.0
Cash and cash equivalents at the beginning of the period	47,382	33,033	575.4
Cash and cash equivalents at the end of the period	37,478	40,439	704.4

Non-IFRS Financial Measures and Supplemental Financial Information

This release presents Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit and Adjusted Net Profit per share, which are non-IFRS financial measures. You should not consider these non-IFRS financial measures as substitutes for or superior to revenue, in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue; Net Profit, in the case of Adjusted EBITDA and Adjusted Net Profit, and earnings per share, in the case of Adjusted Net Profit per share, each prepared in accordance with IFRS.

Furthermore, because these non-IFRS financial measures are not determined in accordance with IFRS, they are susceptible to varying calculations and may not be comparable to other similarly titled measures presented by other companies. QIWI encourages investors and others to review our financial information in its entirety and not rely on a single financial measure. For more information regarding Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA, Adjusted EBITDA margin, Adjusted Net Profit, and Adjusted Net Profit per share, including a quantitative reconciliation of Total Net Revenue, PS Payment Net Revenue, PS Other Net Revenue, Adjusted EBITDA and Adjusted Net Profit to the most directly comparable IFRS financial performance measures, which is revenue in the case of Total Net Revenue, PS Payment Net Revenue and PS Other Net Revenue, and Net Profit in the case of Adjusted EBITDA and Adjusted Net Profit, see Reconciliation of IFRS to Non-IFRS Operating Results in this earnings release.

We define non-IFRS financial measures as follows:

•	“Total Net Revenue” is calculated by subtracting cost of revenue from revenue.

•	“Adjusted EBITDA” as Net profit plus/(less): (1) depreciation and amortization, (2) other expenses/(income), (3) foreign exchange loss/(gain), (4) share of loss/(gain) of associates and joint ventures, (5) interest expenses/ (income), (6) income tax expenses, (7) share-based payment expenses, (8) impairment of non-current assets, (9) loss/(gain) on disposal of an associate.

•	“Adjusted Net profit” as Net profit plus/(less): (1) fair value adjustments recorded on business combinations and their amortization, (2) impairment of non-current assets, (3) share-based payment expenses, (4) loss/(gain) on disposal of an associate, (5) effect of taxation of the above items.

•	“Adjusted EBITDA Margin” as Adjusted EBITDA divided by Total Net Revenue.

•	“Adjusted Net profit Margin” as Adjusted Net profit divided by Total Net Revenue.

Total Net Revenue is a key measure used by management to observe our operational profitability since it reflects our portion of the revenue net of fees that we pass through, primarily to our agents and other reload channels providers. In addition, under IFRS, most types of fees are presented on a gross basis whereas certain types of fees are presented on a net basis. Therefore, in order to analyze our two sources of payment processing fees on a comparative basis, management reviews Total Net Revenue.

Adjusted EBITDA is a key measure used by management as a supplemental performance measure that facilitates operating performance comparisons from period to period and company to company by backing out potential differences caused by variations in capital structures (affecting interest expenses, net), changes in foreign exchange rates that impact financial assets and liabilities denominated in currencies other than our functional currency (affecting foreign exchange (loss)/gain, net), tax positions (such as the impact on periods or companies of changes in effective tax rates), the age and book depreciation of fixed assets (affecting relative depreciation expense), non-cash charges (affecting share-based payments expenses and impairment of non-current assets), and certain one-time income and expenses (affecting other income, offering and related expenses, etc.). Adjusted EBITDA also excludes other expenses, share in losses of associates and impairment of investment in associates because we believe it is helpful to view the performance of our business excluding the impact of entities that we do not control, and because our share of the net income (loss) of associates and other expenses includes items that have been excluded from Adjusted EBITDA (such as finance expenses, net, income tax, and depreciation and amortization). Because Adjusted EBITDA facilitates internal comparisons of operating performance on a more consistent basis, we also use Adjusted EBITDA in measuring our performance relative to that of our competitors.

Adjusted Net Profit is a key measure used by management to observe the operational profitability of the company. We believe Adjusted Net Profit is useful to an investor in evaluating our operating performance because it measures a company’s operating performance without the effect of non-recurring items or items that are not core to our operations. For example, loss on disposals of subsidiaries and the effects of deferred taxation on excluded items do not represent the core operations of the business, and fair value adjustments recorded on business combinations and their amortization, impairment of non-current assets and share-based payments expenses do not have a substantial cash effect. Nevertheless, such gains and losses can affect our financial performance.

Payment Services segment payment volume provides a measure of the overall size and growth of the business, and increasing our payment volumes is essential to growing our profitability.

Payment Services segment net revenue yield. We calculate Payment Services segment net revenue yield by dividing Payment Services segment net revenue by Payment Services segment payment volume. Payment Services segment net revenue yield provides a measure of our ability to generate net revenue per unit of volume we process.

We define the above measures as follows:

•	PS Payment Net Revenue is the Net Revenue comprising the merchant and consumer fees collected for the payment transactions.

•	PS Other Net Revenue primarily comprises revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.

QIWI plc.

 Reconciliation of IFRS to Non-IFRS Operating Results

 (in millions, except per share data)

	Three months ended (unaudited)
	September 30, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	USD
Revenue	11,746	12,955	225.6
Minus: Cost of revenue (exclusive of depreciation and amortization)	5,327	4,230	73.7
Total Net Revenue	6,419	8,725	152.0
Segment Net Revenue
Payment Services Segment Revenue	10,902	11,435	199.2

PS Payment Revenue(1)	9,667	9,663	168.3
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(2)	4,811	3,634	63.3
PS Payment Adjusted Net Revenue	4,856	6,029	105.0

PS Other Revenue(3)	1,235	1,772	30.9
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(4)	236	227	3.9
PS Other Adjusted Net Revenue	999	1,545	26.9
Payment Services Segment Net Revenue	5,855	7,574	131.9

Corporate and Other Category Revenue	844	1,520	26.5
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	280	369	6.4
Corporate and Other Category Net Revenue	564	1,151	20.0
Total Segment Net Revenue	6,419	8,725	152.0

Profit for the period	8,836	4,619	80.5
Plus:
Depreciation and amortization	277	258	4.5
Other income and expenses, net	(31)	(34)	(0.6)
Foreign exchange (gain)/loss, net	(3)	(555)	(9.7)
Gain on disposal of an associate	(6,213)	-	-
Interest income and expenses, net	(2)	7	0.1
Income tax expenses	958	1,325	23.1
Impairment of non-current assets	12	-	-
Adjusted EBITDA	3,834	5,620	97.9
Adjusted EBITDA margin	59.7%	64.4%	64.4%

Profit for the period	8,836	4,619	80.5
Fair value adjustments recorded on business combinations and their amortization(5)	84	85	1.5
Impairment of non-current assets	12	-	-
Gain on disposal of an associate	(6,213)	-	-
Effect of taxation of the above items	(14)	(14)	(0.2)
Adjusted Net Profit	2,705	4,690	81.6

Adjusted Net Profit per share:
Basic	43.32	74.79	1.30
Diluted	43.32	74.79	1.30

Weighted-average number of shares used in computing Adjusted Net Profit per share:
Basic	62,449	62,713	62,713
Diluted	62,449	62,713	62,713

(1)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.

(2)	Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(3)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.

(4)	Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: interest expenses related to issued bonds, costs of sms notification, advertising commissions.

(5)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in CONTACT and Rapida.

QIWI plc.

 Reconciliation of IFRS to Non-IFRS Operating Results

 (in millions, except per share data)

	Nine months ended (unaudited)
	September 30, 2021	September 30, 2022	September 30, 2022
	RUB	RUB	USD
Revenue	31,793	36,687	639.0
Minus: Cost of revenue (exclusive of depreciation and amortization)	14,164	11,449	199.4
Total Net Revenue	17,629	25,238	439.6
Segment Net Revenue
Payment Services Segment Revenue	29,594	33,019	575.1

PS Payment Revenue(1)	26,444	27,450	478.1
Minus: Cost of PS Payment Revenue (exclusive of depreciation and amortization)(2)	12,587	9,722	169.3
PS Payment Adjusted Net Revenue	13,857	17,728	308.8

PS Other Revenue(3)	3,150	5,569	97.0
Minus: Cost of PS Other Revenue (exclusive of depreciation and amortization)(4)	712	756	13.2
PS Other Adjusted Net Revenue	2,438	4,813	83.8
Payment Services Segment Net Revenue	16,295	22,541	392.6

Corporate and Other Category Revenue	2,199	3,668	63.9
Minus: Cost of CO revenue (exclusive of depreciation and amortization)	865	971	16.9
Corporate and Other Category Net Revenue	1,334	2,697	47.0
Total Segment Net Revenue	17,629	25,238	439.6

Profit for the period	13,423	9,686	168.7
Plus:
Depreciation and amortization	848	822	14.3
Other income and expenses, net	42	(73)	(1.3)
Foreign exchange (gain)/loss, net	39	2,255	39.3
Gain on disposal of an associate	(6,213)	-	-
Share of gain of an associate and a joint venture	(306)	-	-
Interest income and expenses, net	25	(65)	(1.1)
Income tax expenses	2,614	3,559	62.0
Share-based payment expenses	8	59	1.0
Impairment of non-current assets	24	36	0.6
Adjusted EBITDA	10,504	16,279	283.5
Adjusted EBITDA margin	59.6%	64.5%	64.5%

Profit for the period	13,423	9,686	168.7
Fair value adjustments recorded on business combinations and their amortization(5)	252	266	4.6
Impairment of non-current assets	24	36	0.6
Share-based payment expenses	8	59	1.0
Gain on disposal of an associate	(6,213)	-	-
Effect of taxation of the above items	(24)	(67)	(1.2)
Adjusted Net Profit	7,470	9,980	173.8

Adjusted Net Profit per share:
Basic	119.66	159.45	2.78
Diluted	119.62	159.45	2.78

Weighted-average number of shares used in computing Adjusted Net Profit per share:
Basic	62,428	62,588	62,588
Diluted	62,449	62,588	62,588

(1)	PS Payment Revenue represents payment processing fees, which primarily consists of the merchant and consumer fees charged for the payment transactions.

(2)	Cost of PS Payment Revenue (exclusive of depreciation and amortization) primarily consists of transaction costs to acquire payments from our customers payable to agents, mobile operators, international payment systems and other parties.

(3)	PS Other Revenue primarily consists of revenue from fees for inactive accounts and unclaimed payments, interest revenue, cash and settlement services and related conversion income, fees for intercompany and third-party funding, and advertising fees.

(4)	Cost of PS Other Revenue (exclusive of depreciation and amortization) primarily consists of direct costs associated with other revenue and other costs, including but not limited to: interest expenses related to issued bonds, costs of sms notification, advertising commissions.

(5)	Amortization of fair value adjustments primarily includes the effect of the acquisition of control in CONTACT and Rapida.